August 26, 2024

Sally Outlaw
Chief Executive Officer
Worthy Wealth, Inc.
11175 Cicero Drive, Suite 100
Alpharetta, Georgia 30022

       Re: Worthy Wealth, Inc.
           Amended Offering Statement on Form 1-A
           Filed August 13, 2024
           File No. 024-12388
Dear Sally Outlaw:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 9, 2024 letter.

Amended Offering Statement on Form 1-A
Summary of the Offering, page 11

1.     We note your revised disclosure regarding the usage by the Company of
KoreConX   s
       white label securities issuance platform which the Company will utilize to conduct the
       Offering, escrow services, payment systems, access to offering materials, and compliance. Please tell us in detail what services KoreConX is providing you in connection with your offering and how you are compensating KoreConX for those services. Please also provide a detailed analysis of why KoreConX is not required to register as a broker-dealer under the Securities Act of 1934.
The Company, or the Target Companies, may be subject to fines and penalties for failure to timely file reports and amendments with the SEC, page 20

2. We note the revisions made in response to prior comment 2. As previously stated in prior comment 3 from our letter dated June 14, 2024, please note your obligations under Rule
 August 26, 2024
Page 2

       252(a) of Regulation A, including Item 14, paragraph (b)(1) of Part II of Form 1-
       A. Further, please note that there is no ability to forward incorporate information from a
       Form 1-U to an offering statement on Form 1-A, and that the obligation to file a 1-U is a separate filing obligation than your filing obligations under Rule 252(f)(2)(ii) and Rule
       253(g) of Regulation A. Please revise the risk factor to clearly disclose the failure to file the post-qualification amendment or supplement, as needed.
       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Frank Borger Gilligan, Esq.